Mail Stop 7010

August 17, 2005

Via U.S. mail and facsimile

Philip R. Mengel, Chief Executive Officer
U.S. Can Corporation
700 East Butterfield Road, Suite 250
Lombard, IL  60148

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended July 3, 2005
			File No. 333-53276


Dear Mr. Mengel:

      We have reviewed your response letters dated July 15, 2005 and
August 12, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004
1. We read your response to our comment 2 in our letter dated July 21, 2005. In connection with responding to our comments, please provide, in writing, a statement from the company, rather than from outside counsel, which acknowledges:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(c) Inventories
2. We read your response to our comment 14 from our letter dated
June
22, 2005 and your response to our comment 7 from our letter dated July 21, 2005. It appears as though the LIFO pretax and after tax provision may be material to your income (loss) before taxes for the fourth quarter of 2003, the second quarter of 2004, and the 2003 fiscal year, despite the qualitative factors you cited. Based on your responses and the information you provided, it is still unclear to us how you determined the change from LIFO to FIFO was not quantitatively material enough to require retroactive restatement under paragraph 27 of APB 20. Please file an amended Forms 10-K and
10-Q which give retroactive effect to the change in accounting principle from LIFO to FIFO for all periods presented or provide us with additional information supporting your conclusions that these amounts are not quantitatively material.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Philip R. Mengel
U.S. Can Corporation
August 17, 2005
Page 1 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE